GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

February 20, 2013

VIA EDGAR TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-33168

Dear Ms. Cvrkel:

By letter dated February 5, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments to the annual report on Form 20-F filed on April 30, 2012 by the Central North Airport Group (Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or the “Company”) and to the Company’s response dated January 18, 2013.  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year Ended December 31, 2011

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 105

1.
We note your response to our prior comment number three and the revisions you plan to make in your next Form 20-F for the year ended December 31, 2012.  In addition to providing the components driving the changes in operating costs and operating margins, please describe the underlying economic business reasons for the increase or decrease in the cost components in order to provide investors with proper context.  For example, we note for each segment you state increases in operating costs mainly reflected higher costs of service, primarily due to an increase in business management expenses paid by the respective airport to your parent company and your administrative services subsidiaries; however, you do not discuss the reasons driving the increase in business management expense and administrative services subsidiaries.  Please revise your segment disclosures, accordingly.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2012, revise its segment disclosures to include the underlying reasons for the increase or decrease in cost components.

Notes to the Financial Statements

Note 9. Land, Buildings, Machinery and Equipment, net, page F-20

2.
We note your response to our prior comment number 17.  Please tell us where unpaid commitments for capital expenditures as of December 31, 2011 and 2010, representing the difference between the amounts disclosed in the notes to the financial statements and the amounts presented on the face of the statements of cash flows, are classified within your consolidated statements of financial position (e.g. accounts payable, accrued liabilities, etc.).

Response:

The Company classified unpaid commitments for capital expenditures as of December 31, 2011 and 2010 as accounts payable within its consolidated statements of financial position.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

Sincerely,
/s/ José Luis Guerrero
José Luis Guerrero
Chief Financial Officer

cc:	Jean Yu Securities and Exchange Commission

Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP

Marshall Diaz Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited

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